EXHIBIT 11

Statement re computation of earnings per share

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options or issuance of performance shares.

	Three Months Ended March 31,
	2009	2008
Numerator:
Net income (loss) applicable to common shareholders	$(84,483,000)	$2,761,000

Denominator:
Denominator for basic earnings per share - weighted-average shares	11,914,814	11,903,110
Dilutive potential common shares - employee stock options and performance shares	2,000	15,233

Denominator for diluted earnings per share - adjusted weighted-average shares	11,916,814	11,918,343

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